Exhibit 16.1

October 21, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated October 21, 2003, of California Micro Devices Corporation and are in agreement with the statements contained in the first four paragraphs, and the first sentence of the sixth paragraph on pages 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning material weaknesses and the resulting deficiencies in internal controls to prepare financial statements, included in the fourth paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal 2003 financial statements.

/s/ Ernst & Young LLP